Exhibit 21.1

Subsidiaries of Arteris, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Arteris Semiconductor Technology (Nanjing) Co., Ltd.	People’s Republic of China
TransChip Management Consultancy (Nanjing) Co., Ltd.	People’s Republic of China
Arteris IP Korea Limited	Korea
Arteris K.K.	Japan
Arteris IP, SAS	France
Resident Representative Office of Foreign (Region) Enterprise in China	People’s Republic of China